Exhibit 3.(ii)

Amendment to the Bylaws of iCAD, Inc. effective April 19, 2006.

1) Article II, Section 2.11, as amended:

“2.11 Special Meetings. Special meetings of the shareholders may be called by the board of directors or by the Secretary of the Corporation at the request in writing of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at a meeting. Any such request by shareholders shall state the purpose or purposes of the proposed meeting. The person who shall preside at any such special meeting shall be as is set forth in Section 3.11 of these ByLaws. At any such special meeting only such business may be transacted which is related to the purpose or purposes set forth in the notice of meeting.”

2) Article III, New Section 3.11:

“3.11. Chairman and Vice Chairman of the Board. The directors shall elect from among their members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors, each of whom shall serve until the next annual meeting of directors and until their respective successors have been duly elected and qualify. The Chairman shall preside at the meetings of the board of directors and at the meetings of shareholders and shall perform such other duties as from time may be assigned to him by the board of directors. In the absence of the Chairman, the Vice Chairman shall preside at the meetings of the board of directors and at the meetings of shareholders and shall perform such other duties as from time may be assigned to him by the board of directors. In the absence of the Chairman of the Board and the Vice Chairman of the Board, the board of directors shall appoint a member of the Board or an officer of the Corporation to preside at the meetings of the board of directors and the shareholders.”

3) Article IV, Section 4.10, as amended:

“4.10. Officers.

The board of directors from time to time may elect or appoint a President, one or more Vice-Presidents, a Secretary and a Treasurer, and such other officers as it may determine.

More than one office may be held by the same person provided that no one person shall hold the offices of President and Secretary at the same time, unless that person is also the sole shareholder of the Corporation.”

4) Article IV, Section 4,30, as amended:

“4.30 Powers and Duties. Unless the board of directors otherwise prescribes, the President shall be the chief executive officer of the Corporation. The Secretary shall keep and record all notes and records of the corporation and the minutes of all proceedings. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors. The officers, agents and employees of the Corporation shall each have powers and perform such duties in the management of the property and affairs of the Corporation, subject to the control of the board of directors, as generally pertain to their respective offices, as well as such additional powers and duties as from time to time may be prescribed by the board. The board of directors may require any such officer, agent or employee to give security for the faithful performance of his duties.”